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                       PRECEPT BUSINESS SERVICES, INC.
                         1909 Woodall Rogers Freeway
                                  Suite 500
                             Dallas, Texas 75201

                                                           October 20, 1999


United States Securities Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: EDGAR Filing Desk

   Re: PRECEPT BUSINESS SERVICES, INC.--WITHDRAWAL OF POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-4 (FILE NO. 333-42689) AND NEW FILING OF POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-4

Dear Sir or Madam:

     Precept Business Services, Inc. (the "Company") hereby withdrawals its Post-Effective Amendment No. 1 to Registration Statement on Form S-4 (file no. 333-42689) filed on June 15, 1999 with the Securities and Exchange Commission, which has not been declared effective. This withdrawal is being done in contemplation of the filing by the Company of a revised Post-Effective Amendment No. 1 to that Registration Statement before the end of business today. As a result, please effect the withdrawal immediately.

     Please direct all questions and comments regarding the Registration Statement to Charles D. Maguire, Jr. at Jackson Walker L.L.P., 901 Main Street, Suite 6000, Dallas, Texas 75202, (214) 953-6053.

                                       Sincerely,

                                       /s/ William W. Solomon

cc:  Jennifer Bose
     Roger Schwall
     Charlie Maguire